Filed by RedBall Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: RedBall Acquisition Corp.

Commission File No. 001-39440

Date: November 19, 2021

Sportico Podcast Interview with SeatGeek, Inc. Chief Executive Officer

November 18, 2021

Sporticast – Interview with Scott Soshnick and Eben Novy-Williams

Sportico

November 18, 2021

**

[Scott Soshnick] Hello, I’m Scott Soshnick.

[Eben Novy-Williams] And I’m Eben Novy-Williams and this is the startup, no more sports business podcast. The Sporticast.

[Scott Soshnick] And our guest is Jack Groetzinger, co-founder, CEO SeatGeek. Now Jack, we are the honest podcast, you know, I see things, the thing that, well, I think it’s true. Everybody thinks you have to be perfect. It has to be edited. This, that, like, this was take two, you know, we, we went through this, but I thought it was good because we do like to rate how Eben does on his sort of ad lib of the intro. I gave it a four. You initially gave it an eight saying maybe you were thinking nine. I thought he punched it up a little bit on that second try. He did. So I’ll raise to a five because he knew he had to do something. You sticking with the eight, eight, or you going nine.

[Jack Groetzinger] Maybe nine, I thought it was excellent.

[Scott Soshnick] All right. So you’re bumping up as well.

[Eben Novy-Williams] Love it. Best guest we’ve ever had right now.

[Scott Soshnick] How do you feel about the underscore in a Twitter handle?

[Jack Groetzinger] Me personally?

[Scott Soshnick] You personally. I hate it. He knows that I hate it.

[Jack Groetzinger] Not a big fan. Yeah. For a dash.

[Eben Novy-Williams] Worst guest we’ve ever had.

[Scott Soshnick] We’ve run the gamut of emotions right here. All right, Jack. Well, that’s all the time cap. No, let me start with this because I think a lot of people feel this way. I really do. I am very confused by the ticketing world these days. There’s just so much to it. Eben is more of an expert than I am. I don’t really get the nuance. I do get the technology, but if I make, if I’m a customer and whether it’s UX, why am I not platform agnostic? Why do I like SeatGeek? What are the big differentiators in the platforms that are available to me?

[Jack Groetzinger] That’s honestly, a big reason we got into this in the first place is because most people are confused and it’s, you know, I’m, I grew up a huge Cleveland sports fan, lifetime lover of, of live events. And it’s this weird dichotomy where like the events themselves are these life affirming, magical moments. But historically the technology you use to go has been subpar and a huge source of confusion and frustration and hidden fees. It’s ultimately.. SeatGeek solves that. To directly answer your question, we are unlike others vertically integrated back to the venue itself or the rights holder, meaning the team or the artist, such that it’s all a single integrated experience. And ultimately that just allows us to offer much better inventory to folks that want to go to stuff and make it much easier to buy and get in.

[Scott Soshnick] I love it because we’re dealing with a Cleveland sports fan here. You don’t even hear like magical experiences. Normally the Cleveland sports fans are on the other side of that.

[Jack Groetzinger] I like, uh, you know, the fact that that was a despite, although, you know, Cleveland’s sports are in a good spot right now, the Cavs are on a run, the Browns are solid. So it’s a good time to be a Cleveland sports fan.

[Eben Novy-Williams] You guys have a deal with the Cavaliers. What does that kind of feel like? Is it more special for you if it’s a team that you grew up loving versus all the other teams that you work with?

[Jack Groetzinger] It was really cool, man. I mean, I love all our clients, but it’s definitely special to... I grew up going to games at Gund Arena with my dad. And honestly, probably some of those memorable moments of my childhood and idolized it and to get to work closely with the team, which is really just an outstanding organization, outstanding business, to get to work with them and use technology that we build to allow them to put on games and shows. It’s an amazing thing.

[Eben Novy-Williams] Are you still a fan of sports and teams you grew up watching? I mean, I think Scott and I are kind of in the same boat where I think some of the allure has worn off. The story I always give: I grew up as a big Mets fan when the Mets were in the World Series in 2015 or 14 against the Royals, I got a press pass. I didn’t actually end up going. That would have been the most insane thing to tell my 15 year old self that the Mets would be in the World Series, and I would be able to go and not go. I’m curious if you are still a fan, are you still watching games as a fan or are you just too close to the industry now?

[Jack Groetzinger] No, I am still a huge Cavs fan. Huge Browns fan. It’s one thing I’ve found, is that living in New York it’s a little bit harder to stay in the mix of it when you’re not surrounded by your friends that are talking about it all the time, but yeah. Still watch every Browns game on Sundays and a bunch of Cavs games. So it’s, it’s like a little part of Cleveland I can keep with me, you know.

[Eben Novy-Williams] So let’s go back to the ticketing world, cause you were kind of talking about the interest, and kind of the hole in the market that you saw back in 2009, when you guys launched. That’s kind of right around the time that I started writing about the ticketing industry. At that moment, it felt like there was this huge gap between secondary and primary ticketing. So, so the, a gap between the tickets that you buy from a team directly, or a team or tickets that you buy on a resale market, I feel like you guys kind of led the charge over the past 10 years or were a big part of kind of mixing those two worlds, which I think a lot of sports fans out there might not have even realized happened. But if you, in your own words, if you could kind of describe the way the vision you guys had for the marketplace, in which secondary and primary tickets were blended in a way that they hadn’t really been before.

[Jack Groetzinger] Yeah. I described, you know, like you said, the primary and secondary markets are converging. And I think about it less as primary and secondary and more as enterprise and consumer, ultimately from a fan’s perspective, make a comparison. If Scott’s buying a car, it matters if that’s a used car, a new car, right. You’re getting a qualitatively different thing. You’d probably pay more for the new one. If you’re buying a ticket, you shouldn’t really care assuming it’s knowably valid. You know, all you want to do is get a good deal and get into the game. So in order to offer the best experience for fans, I think it makes sense to show them a full menu of options and from a team’s perspective, it makes sense to have all of that visible to them, right? Versus the alternative where the team only sells primary, secondary is this thing that happens outside of their view. And as a result, they don’t know most of their fans that are actually coming to the game. Yeah, exactly.

[Eben Novy-Williams] The data.

[Jack Groetzinger] Yeah, exactly.

[Scott Soshnick] What’s been the biggest change in ticketing in the last five years? I mean, like you said, fans, I’m not sure they really care. I mean, yes, I have my app now, it delivered on my phone, but I mean, I always say that has to work for digital, by the way, we’ll get to that. But what’s been the biggest change that maybe consumers don’t realize was going on behind the scenes.

[Jack Groetzinger] Digital ticketing you know, obviously there’s a consumer facing component to that, but you realize because the ticket is now on your phone and not a paper ticket, but what’s cool is that you can do all sorts of stuff as a result. It’s not just that you, what was previously paper is now like the same image on your phone. It actually becomes this interactive thing that you can use to buy other stuff in the venue. So like we have a product called Rally that allows fans to buy stuff, buy food, buy merchandise, once they’ve gotten in. And all of a sudden the ticket quote unquote is no longer just this static barcode, but it’s actually the little piece of software that helps you experience the whole event more fully.

[Scott Soshnick] Now let’s just say, cause you sound nostalgic to me, you sound like an old soul when it comes to your sports moments. So I’m just going to like pick up random names. Let’s just say, uh, I don’t know. Maybe Michael Jordan was taking a shot over I don’t know Craig Ehlo or maybe like yeah, or Earnest Byner is, you know, maybe looking for a, a leather oblong shape thing somewhere near the gold line. If that was happening, do we lose something in the nostalgia with this sort of move away from paper ticketing will there’ll be a return to it. Although I do know, obviously with the digital, we are discussing NFTs and other things that can be done with that ticket, but there are folks who still like to have sort of that paper ticket around.

[Jack Groetzinger] I think we’re in a transition period, but I think in a lot of ways that nostalgia can be a lot more full and real as this, you know, imagine it’s not just a paper ticket, it’s attached to photos, you took there and, you know, video clips from the game and it’s something you can relive 10 years later, much more viscerally. And yeah, there’s a, you know, whenever technology obviates something, there’s a little bit of nostalgia for the thing that goes away. Growing up, I had a typewriter that I used to love, but it was really cool, but

[Scott Soshnick] I could never change the ribbon. I could never ever change the ribbon, Eben has no idea what we’re talking about.

[Jack Groetzinger] I, uh, I don’t miss the typewriter, right. I am ultimately pretty happy with my laptop and pretty happy that, you know, I’m going to a game, it’s a lot easier. And ultimately the point here is just to get fans to go to stuff and have fun. And for there to be more games and more shows, and we want to use technology to make that happen. I think digital ticketing is part of it.

[Eben Novy-Williams] Can you be specific there? What are you looking at NFT versions of tickets that get, get purchased through SeatGeek? Are you looking at video packages that get sent to you after you buy a ticket? When, when the game is over, what are you actually looking at as a way of, of kind of using this digital advantage to, to kind of create the nostalgia that we’re talking about.

[Jack Groetzinger] Both of those are super interesting. Like you guys mentioned, we have enterprise partners and there’s obviously the leagues, leagues have use here too. So the delicate thing for us, it’s just making sure that all stakeholders are excited and bought into how this all comes together. Um, we’ve started to work. Like I mentioned with teams to help people buy stuff in venues. So I think in venue commerce, huge opportunity. Um, and it makes a lot of sense. You know, if NFTs are effectively a digital collectible in many cases, and so far as, uh, the paper collectible has gone away and the ticket, it would make sense for an NFT to become that

[Scott Soshnick] We’re chatting with Jack Groetzinger, co-founder, CEO, SeatGeek. We hear a lot about the acceleration that occurred because of COVID. How, how would you describe the pace of the acceleration in terms of the ticketing world, especially digital ticketing.

[Jack Groetzinger] Certainly accelerated thanks. I think what, what happened? Meaning digital ticketing specifically becoming near ubiquitous was happening anyway, it just happened faster. The one thing I’ve noticed, and it’s a little bit squishy and qualitative, but the degree to which teams and venues are so focused on the fan experience has, as we talked to folks is meaningfully higher. And I don’t know if you guys have noticed this at all as if you’ve interviewed folks recently, but think a lot of people realize that they can’t take for granted, that folks are going to show up every day and that, you know, you gotta really care about your fans and that differentiating yourself matters a lot.

[Scott Soshnick] Uh, let me jump in there. I’ll hold on. Let me jump in. Cause you say that, and this is something, this is my soap box. If I may, I’m about six inches taller when I have this discussion, because I mean, you know, who’s gotten a lot of kudos for their in-arena, uh, presentation. That’s the Vegas Golden Knights and deservedly so. I was out there. The sound is different. The feel is different. The look is different. The entertainment is different. They have separated themselves. Nobody else. In my estimation, there is so much opportunity to try something new, to be innovative, to, to really test and push. I don’t see it. I just don’t see it. So you say they can’t take it for granted, but I’m not really sure in the most important thing they can do. And that is to control the environment in which those fans will sit for those two and a half, three hours. I don’t see them pushing hard enough to really give the experience that fans want

[Eben Novy-Williams] To that point. I actually wrote down some numbers here. I just want to get your thoughts on this Jack. In 2019, there were three NFL teams that played, uh, to a capacity under 90% for the season. Right now, there are seven, there are 15 in the NHL triple what the number was from three years ago. Does that scare you as a, as someone who is in the ticketing world, is that opportunity for you? What do you think about when you look at the, the, the fact that you know, where we are post pandemic right now, a lot of teams are seeing numbers that are well below what they were at, uh, from an attendance standpoint, what they were at just two to three years ago.

[Jack Groetzinger] It’s interesting. Cause I know you guys put out an article. I think it was a week or two ago, speaking to some of that. And honestly, for those of us, you know, in the mix about, it was surprising for me to see, I can’t comment on SeatGeek’s recent numbers, but you look at Live Nation’s announced their results. Vivid Seats announced their results recently and the growth is strong. And I think what’s most, we’re in this weird middle state right now where things are coming back, but there’s still a lot of vaccination requirements. Mark my words, 2022, is going to be a Bonanza for both sports and music, the covers coming off the ball. And I think sort of in this middle state where people are looking at different data and it’s a little bit hard to parse, but pretty quickly, we’re not going to be talking about that anymore because there’s just a huge amount of pent up demand and also pent up supply on the music side of artists that rely on touring. Haven’t been able to do it, want to get back out there to, to earn their living. So I think next year is going to be, uh, unlike anything we’ve seen.

[Eben Novy-Williams] What’s your business breakdown, music versus sports?

[Jack Groetzinger] We don’t disclose that, you know, we’re... broadly speaking, the market is depending on [inaudible] ask a little over 50% sports. And then the rest is music with theater and other events occupying the last fraction.

[Scott Soshnick] You said my favorite four letter word that’s data these days. I’m just curious. What do you look at? How much do you collect? Those who are really data wonkish, those who do this day in and day out, like it’s, it’s easy to collect the data I, anybody can get reams of data. The talent is deciphering the data. What do I do with it? What is it telling me? What do you look at? What are your key indicators? How much do you collect?

[Jack Groetzinger] Totally. Yeah, that’s a huge part of our value prop is ultimately collecting more data and working with our clients to help them use that because historically teams don’t know sometimes the majority of the fans in their venue and imagine you’re running a business, maybe it’s not a ticketing business. Maybe it’s an e-commerce store and you want to market to your users. If you don’t know who they are, that’s a really hard thing to do. So we’re able to capture a lot more of the data, um, and the fan identity information about who’s actually at these games and share that with teams and help them create packages, market to their fan base. Ultimately like I was saying earlier, just get more people going to more events.

[Eben Novy-Williams] We had Sam Kennedy, the CEO of the Red Sox on the podcast a few weeks ago. One of the things he was saying that, that they saw in their data, uh, in the, in the past few months was that their audience or their, the fans showing up to Fenway park are getting much younger. That it is a younger kind of subset, I think kind of makes sense in terms of maybe who’s more at risk in COVID and maybe who’s more willing to kind of get out and try to resume normal life. Um, but you know, as you know, so many people in the sports world are trying to reach a younger crowd. I’m curious if you’re seeing that kind of across the board as well. If you think the kind of event going population just got a lot younger and whether that is permanent, or if that is just a kind of, uh, a product of this, as you said, this kind of weird middle ground we’re in right now.

[Jack Groetzinger] Yeah. We’ve always had a highly disproportionately younger audience. And I think to some extent that’s just the brand we’ve carved out. And the fact that we led with mobile. One thing we’ve noticed is that at the moment, people are buying further in advance, maybe making last fewer last minute decisions and planning a bit more in the future, which I think...

[Scott Soshnick] That seems so antithetical to millennial behavior because yeah, I would think the younger folks are like spur of the moment. Yeah. Let’s go to the game tonight, not, oh, let’s plan, you know, the game in February. That just seems antithetical to me.

[Jack Groetzinger] I think it’s driven by COVID though. It’s this, you know, people are just a little bit more intentional right now about what they’re doing. They’re less carefree. Uh, I think that changes quickly, but it’s the moment it’s a, it’s a trend we’ve noticed.

[Eben Novy-Williams] So we’re going to get to the big, the big news, the big SeatGeek news.

[Scott Soshnick] The other four letter word.

[Eben Novy-Williams] Four letters. But before we do you, the list of people who have invested in SeatGeek over the years is kind of a laundry list of who’s powerful in, in sports. I want to ask you about one who is actually not in the sports world, Ashton Kutcher, I believe one of your earliest investors, does that guy have the best deal flow in like the history of celebrity investing? How did you get connected with him? And, uh, and what, what was it like to work with him?

[Jack Groetzinger] You know, it was honestly long enough ago that I don’t remember how. Totally humble ,wanted to help, eager, you know, true interest in technology. Um, and he’s, you know, like you said, he’s got a hell of a portfolio

[Eben Novy-Williams] And then NAS, the Manning brothers, Carmelo Anthony, Wyc Grousbeck, Elysian Park. I mean, you have even before this back deal, which we’ll get to right now, but even before that, you seem to have kind of attracted a who’s who in some ways, give us a sense, when you work with groups like that, whether they’re high profile athletes or owners in professional sports teams, just kind of the, the, the, the benefits there, the doors that they open, uh, from kind of having those relationships baked into the company.

[Jack Groetzinger] We’ve been super lucky. I think the thing I’ve tried hard to do is not take advantage of those relationships, or assume that big names invest in SeatGeek that they’re going to spend 10 hours a week working with us cause they’re not. And really pick our spots about it. Maybe we get to call in a few favors a year, depending on the size of the investment and just making sure we use those well and that we’re being appropriate. But also trying to, you know, we’re asking for an intro that it’s going to be beneficial to the counterparty and a good use of everyone’s time.

[Eben Novy-Williams] What does a favor look like? Is it, is it an introduction? Is it a, a phone call? Is it advice? What does a favor look like in that regard?

[Jack Groetzinger] It’s changed a bit over time sometimes it’s, you know, vouching for us personally, right? I know these guys, they, you know, they care about the right stuff. Earlier on it might’ve been more intros, you know, as, as our business has expanded, that’s become less necessary. Uh, but you know, ultimately with our investors, like the thing we tried to do is just surround ourselves with a bunch of really bright people who are also good human beings. And assuming that if we got, you know, dozens of those around the company, that it’ll be a positive thing.

[Scott Soshnick] And we’ve seen as Eben and I have talked about this a lot in the investing community that, especially as you bring in, like we apply it to the limited partners in sports teams. It used to be, if you had the check and you could cut, you know, cut the money, come on in, you’re fine. We’d like to have you in our ownership group nowadays you have multiple entities or people with the money seeking entry to the club. You have to now look at where is a weak spot, right? How synergistically does this person or that person fit in our group? How can we best utilize? It really is about when I need to make that phone call, is that person there and aiding in the, in sort of the bigger picture of, of the business.

[Jack Groetzinger] A hundred percent, you guys mentioned the SPAC, we chose a partner in Redbird that added a background, very much because of that. And that was a huge driver of that decision.

[Scott Soshnick] Yeah. I mean, we’re familiar with, with Gerry Cardinale and Redbird and you know, his other businesses like data centers and as well as heavily involved in, in sports, what is it that like that appealed to you? Um, you know, at the SPAC RedBall first went after Fenway and I think it’s kind of funny. They wound up investing privately. It didn’t look like the sports world was ready for publicly traded investment. Um, but what was it specifically about Billy Beane, Gerry Cardinale, and the experience team of that management team? That said this is right for us.

[Jack Groetzinger] They’ve got an incredible track record of it. It’s cool. It’s not just investing in sports related companies. It’s also helping build them and actually getting their hands dirty. Best example of that is a business called On Location, which they built and focused on premium ticketing. Something obviously very close to us and they really learned about the industry. And that was... gave us a common language as we discussed, SeatGeek with them because they already got it. Another really impressive thing that they built with others is Legends, which they started with the Cowboys and the Yankees and some others, and has become a huge, important business in our industry. And that was many years ago that Gerry did that.

[Scott Soshnick] Like our friend [inaudible] over at, over at Legends. And [inaudble] at On Location that we know well. Well, um, now a piece of endeavor. Um, it’s like, but there’s getting in, there’s getting out. How has your life changed as the CEO of a publicly traded company? There’s a big difference between closely held and publicly traded things. You can say things you can’t say, I assume now, can we get it all now? You don’t, you don’t want to, you don’t want to give an oopsie right now. It’s just your life changes. You have to, I’m assuming you need to be more careful with what you say and, and looking ahead.

[Jack Groetzinger] We’ve got, we made a big effort within SeatGeek, really for the last two or three years to act like a public company knowing that we were aiming towards this and not wanting to, you know, be like on day one, like, oh crap. Now everything changes rather that be something that actually feels very natural. So we’ve been preparing for this. I think it’s the time in our life cycle where it makes sense. And for me personally, I’ve been preparing for with the rest of our exec team, so that it’s hopefully a pretty easy transition because if we do this right, the day to day of someone on our team with a few exceptions, shouldn’t change, we’re still trying to build the best products in our industry and build a generational company that’ll be very, very valuable over the long term and whether we’re public or private, that’s still true.

[Eben Novy-Williams] We’re about four weeks, maybe five weeks since the deal was announced. 1.35 billion valuation for SeatGeek as a publicly traded company to start, what has your life been like in the past five weeks? I imagine it’s a lot of meetings with analysts and investors that you just, you know, just going, one-to-one just pitching, give, giving them the breakdown, the deck, the whole thing I imagine you have at this point, the, uh, the pitch down nailed pretty decently.

[Jack Groetzinger] Definitely. I know the slides very well at this point, but it’s obviously...I care so deeply about this company and what we built. So it’s, I’m lucky that the thing I get to talk about a lot is something I both know a bit about and care a ton about very deeply. And it’s a lot of fun to get to talk to a new focused set of folks about that.

[Scott Soshnick] Jack pretend that I’m an heir to the Novy-Williams fortune. You know, everybody knows it. And I’m asking for an elevator pitch only you’re getting in on floor three and I’ve, I’ve just hit the down button. Give me your best. Do you need floor five? You tell me what you need. Give me your floor three elevator pitch on it. I need your money. And here’s why SeatGeek.

[Jack Groetzinger] SeatGeek is a technology company that ultimately makes it easier for fans everywhere to go to more events, see more games, see more shows and is vertically integrated back to venues and rights holders so that they can run their businesses better and know more about their fans, get more data, put on more events and better monetize the events that they have.

[Scott Soshnick] All right, are, are owners behind on this, I know you’ve said they’re doing well, but I think if we really talked to the CEOs of technology companies like Eben, and I joke about it all the time, I, we think like Jeff Bezos would look at what the sports world is doing and chuckle at like this infancy, like, wait a minute, you might as well still be on the typewriter folks. We have computers. We have, iPhones like, we can, we can do this stuff. Where are we in the life cycle? Are they like, are they running hard to catch up?

[Jack Groetzinger] I think it’s, it’s changed quite a bit, even since we started doing this 12 years ago. And one of our newest clients is the Brooklyn Nets and Brooklyn Sports Entertainment here in New York, which is owned by a very..

[Scott Soshnick] Hello Joe Tsai, hello, John Abbamondi.

[Jack Groetzinger] But you know, Joe obviously has one... of the everyone on earth, one of the most impressive technology backgrounds and one thing that’s so impressive about them and, and uh, some other teams we work with is that they see things in a much more modern technology centric way and they get it and their teams are changing quickly as a result.

[Scott Soshnick] Uh, I’m not ashamed to tell you that Joe and I have had several conversations about metaverse virtual real estate, the value of virtual real estate. What makes a good plot? Um, I love there are certain owners and I know I love talking to all owners because, you know, I learn something every time. But, uh, spending some time with Joe is a whole lot of fun because I don’t know where the conversation’s going to go. It could be [inaudible], it could be basketball, it could be lacrosse, or it could be the metaverse and virtual real estate. But anyway, I’d love all those discussions.

[Eben Novy-Williams] Now that we’ve gotten the, uh, the token metaverse comment, I’ll ask the blockchain comment. So we’ve seen kind of this revolution in kind of discussion around blockchain in sports over the past 12 months. So many of those discussions, I feel like are, uh, areas where blockchain, I don’t think is all that important or maybe is not going to be that impactful. Ticketing feels like one of those areas where I feel the opposite, that I can really see a world in which maybe fractional ownership of suites, or just a clear, you know, transfer a record of, of who owns this ticket, uh, can actually be really beneficial. I’m curious what you think about how much you guys are looking at blockchain and, and if you think there is going to be kind of widespread adoption of ticketing platforms on blockchain at sometime soon.

[Jack Groetzinger] We’re absolutely looking at it, spent a decent amount of time on it. I think there will be, my take is that that change is not going to be a binary one it’s going to happen gradually. So I don’t, I would not expect that overnight say an entire league moves to the blockchain. Rather. It was components of the value chain that, um, are on a blockchain. And that assuming that works and provides value, everyone, well fans and also teams get more comfortable with going further in that direction.

[Eben Novy-Williams] What do you think the timeline would be there? I mean, do you think in five years, most people are buying tickets that are, you know, the, the platform is on blockchain. Do you think that’s 15 years, 20 years or is it even longer?

[Jack Groetzinger] Yeah, I mean, I’m, I, uh, I don’t have any crystal ball, I would say in a five to 10 year timeframe, that feels right. Um, and I think it will happen gradually over that period versus all at once.

[Scott Soshnick] All right, Jack, I’m going to get you outta here on this one. It’s, it’s a question I get a lot from CEOs who sort of play in this space, not necessarily just ticketing, but sort of, you know, tech and sports and consumer. This is the question I get all the time and please don’t duck it. You know, we’re going to hold you to this one. This is the question I get a lot. Ready. Do I need to be worried about Michael Rubin?

[Jack Groetzinger] Um, I don’t know if you do. I think obviously incredibly impressive what they’ve done and they’ve got ambitions that are, seem to be broader still. So, you know, I’m not ducking it, but I, I say, uh, I don’t think you need to be worried and we’re not either. We’re really impressed by what they’ve built. And I’m curious to see where it goes.

[Scott Soshnick] All right, Jack Groetzinger. Co-founder, CEO of SeatGeek. Thanks so much, man. We, we do appreciate it.

[Jack Groetzinger] Appreciate you guys having me. Thanks.

[Scott Soshnick] I don’t know about you Eben, but like ticketing can be dull. I mean, it can be a dull conversation, but because of the, the, the SPAC, um, because of the change that we’re seeing in the, and the pace of the change, I had a good time with that. Like I, I though I still here’s the one to me, I see the one big problem with the, uh, with the mobile ticketing, like the wifi, everything it has to work. I was at... ingress and egress when US fans of sports fans, when they go to games, like, what are your biggest complaints? I’m telling you, ingress and egress, bathrooms. Those are like always top of mind and ticketing getting in. That’s a big part of it. And if the little scanner thing won’t work, uh, I mean, I’ve had that all the time. I just think, you know, it’s gotta be a concern that if I’m a team owner, like this has to work, I can’t have the bottleneck. I can’t have people say I can’t my, my tickets aren’t calling up. They’re not downloading, whatever it may be, that would scare the bejesus out of me.

[Eben Novy-Williams] [Inaudible] of you Scott. Yeah. I mean, you’re right. I think that every technological iteration has this problem, right? I’m sure when sports were first broadcast on TV, there were people saying, oh, the screen has to work. You can’t have the TV shut down.

[Scott Soshnick] I love that. You went to somebody, I love the way you went to TV. Hold on. I love the way even your age, you went to TV instead of just streaming and buffering and all the problems we’ve seen.

[Eben Novy-Williams] Another good example. But, but to your point that the worst egress I’ve ever seen at a stadium was at Yankee stadium. It was five or six years ago. The first year they went to mobile only, and it was pandemonium outside the gates as people, I think it was the first game of the year, it was opening day. They, a lot of people obviously had not realized that that was going to be the way it was. And there was so much confusion. So yeah, there’s always going to be, I think, a kind of a middle ground where the adoption and the tech has to catch up and be reliable and then it’s smooth sailing and we probably never think about it again.

[Scott Soshnick] All right. Well, let’s hope people think about listening to this show again, because he is Eben Novy-Williams on the Twitter at Novy underscore Williams. I am Scott Soshnick on Twitter at Soshnick, our social media editor is [inaudible]. She is in charge of our feed at Sporticast, which is the hub of what will soon become the Sportico Podcast Network.

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Important Additional Information and Where to Find It

In connection with the proposed transaction (the “proposed business combination”) between RedBall Acquisition Corp. (“RedBall”) and SeatGeek, Inc. (“SeatGeek”), RedBall has filed a registration statement on Form S-4 (“Registration Statement”) with the Securities and Exchange Commission (the “SEC”), which includes a proxy statement/prospectus of RedBall, that will be both the proxy statement to be distributed to holders of RedBall’s ordinary shares in connection with its solicitation of proxies for the vote by RedBall’s shareholders with respect to the proposed business combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued in the business combination to SeatGeek stockholders. After the Registration Statement is declared effective, RedBall will mail a definitive proxy statement/prospectus to the shareholders of RedBall as of a record date to be established for voting on the proposed business combination. This document does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision with respect to the business combination. Before making any voting or investment decision, investors and security holders of RedBall and other interested persons are urged to carefully read the entire Registration Statement, the preliminary proxy statement/prospectus and the definitive proxy statement/prospectus, when they each become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed business combination. The documents filed by RedBall with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by RedBall may be obtained free of charge from RedBall at www.redballac.com. Alternatively, these documents, when available, can be obtained free of charge from RedBall upon written request to RedBall Acquisition Corp., 667 Madison Avenue, 16th Floor, New York, NY 10065. The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

Participants in the Solicitation

RedBall and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of RedBall with respect to the proposed business combination. For information regarding RedBall’s directors and executive officers and a description of their interests in RedBall, please see Redball’s final prospectus related to its initial public offering filed with the SEC on August 13, 2020 and available free of charge at the SEC’s website at www.sec.gov. To the extent such holdings of RedBall’s securities may have changed since that time, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Registration Statement and proxy statement/prospectus and other relevant documents when they become available.

SeatGeek and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of RedBall in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination is in the Registration Statement and proxy statement/prospectus for the proposed business combination.

Forward-Looking Statements

Certain statements included in this document constitute forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics, the proposed business combination and expectations regarding the combined business, and projections of market opportunity. These statements are based on various assumptions, whether or not identified in this document, and on the current expectations of the respective management of SeatGeek and RedBall and are not predictions of actual performance. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the control of

SeatGeek and RedBall. These forward-looking statements are not intended to serve as, and must not be relied on by an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of SeatGeek and RedBall. These forward-looking statements are subject to a number of risks and uncertainties, including, but not limited to, the impact of the COVID-19 pandemic; changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that the approval of the shareholders of RedBall or SeatGeek is not obtained or the failure of other closing conditions; the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination; failure to realize the anticipated benefits of the proposed business combination; the inability to obtain or maintain the listing of RedBall’s shares on the NYSE following the business combination; costs related to the business combination; the risk that the business combination disrupts current plans and operations as a result of the announcement and consummation of the business combination; risks relating to the uncertainty of the projected financial information with respect to SeatGeek; risks related to the performance of SeatGeek’s business and the timing of expected business or revenue milestones; the effects of competition on SeatGeek’s business; the amount of redemption requests made by RedBall’s stockholders; the ability of RedBall or SeatGeek to issue equity or equity-linked securities or obtain debt financing in connection with the proposed business combination or in the future; and those factors discussed in RedBall’s final prospectus filed with the SEC pursuant to Rule 424(b)(4) on August 13, 2020 under the heading “Risk Factors,” and other documents RedBall has filed, or will file, with the SEC, including a registration statement on Form S-4 in connection with the business combination. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither RedBall nor SeatGeek presently know, or that RedBall or SeatGeek currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect RedBall’s and SeatGeek’s expectations, plans, or forecasts of future events and views as of the date of this document. RedBall and SeatGeek anticipate that subsequent events and developments will cause RedBall’s and SeatGeek’s assessments to change. Nothing in this document should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date of this document. RedBall and SeatGeek do not undertake any obligation to update these forward-looking statements and RedBall and SeatGeek specifically disclaim any obligation to do so.

No Offer or Solicitation

This document does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any security of RedBall, SeatGeek or any of their respective affiliates, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.